Prospectus Supplement
(To Prospectus dated July 23, 1997)

[GRAPHIC OMITTED]

Anheuser-Busch Companies, Inc.

$100,000,000
5.65% Notes due September 15, 2008

Interest payable March 15 and September 15

Issue price: 99.661%

The Notes will be represented by one or more global certificates registered in the name of a nominee of The Depository Trust Company, as depositary (the "Depositary"). Beneficial interests in the Notes will be shown on, and transfers thereof will be effected through, records maintained by the participants in the Depositary. Except as described in the Prospectus, Notes in certificated form will not be issued in exchange for the global securities.

Interest on the Notes is payable on March 15 and September 15 in each year, commencing March 15, 1999. The Notes are not subject to redemption prior to maturity and will not be subject to any sinking fund. See "Description of Notes."

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


-----------------------------------------------------------------------
                                   Underwriting
                  Price to         discounts and      Proceeds to
                  public (1)       commissions (2)    company (1)(3)
-----------------------------------------------------------------------
Per Note          99.661%          .650%              99.011%
-----------------------------------------------------------------------
Total             $99,661,000      $650,000           $99,011,000
-----------------------------------------------------------------------

(1)  Plus accrued interest, if any, from September 18, 1998.

(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

(3)  Before deduction of expenses payable by the Company estimated at $100,000.

The Notes are being offered by the Underwriters as set forth under "Underwriting" herein. It is expected that the Notes will be delivered in book-entry form only, on or about September 18, 1998, through the facilities of the Depositary, against payment therefor in immediately available funds.

J.P. Morgan & Co.
                             Goldman, Sachs & Co.
                                                       Warburg Dillon Read LLC
September 15, 1998

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, NOTES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     No dealer, salesman or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus Supplement and the accompanying Prospectus in connection with the offer contained in this Prospectus Supplement and the accompanying Prospectus, and, if given or made, such other information or representations must not be relied upon as having been authorized by the Company or the Underwriters. This Prospectus Supplement and the accompanying Prospectus do not constitute an offer by the Company or by any Underwriter to sell securities in any state to any person to whom it is unlawful for the Company or such Underwriter to make such offer in such state. Neither the delivery of this Prospectus Supplement and the accompanying Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company since the date hereof.

                                TABLE OF CONTENTS

                              Prospectus Supplement

                                                                     Page
                                                                     ----

Description of Notes ..............................................   S-3

Recent Developments ...............................................   S-3

Underwriting ......................................................   S-4


                                   Prospectus

Available Information ..............................................    2

Incorporation of Documents by Reference ............................    2

The Company.........................................................    3

Use of Proceeds.....................................................    3

Description of Debt Securities .....................................    3

Book-Entry Securities...............................................    9

Plan of Distribution ...............................................   10

Legal Opinion ......................................................   11

Experts ............................................................   11



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


                              DESCRIPTION OF NOTES

     The Notes offered hereby by Anheuser-Busch Companies, Inc. (the "Company") are to be issued under an Indenture dated as of August 1, 1995 (the "Indenture") between the Company and The Chase Manhattan Bank, as Trustee, which is more fully described in the accompanying Prospectus under "Description of Debt Securities".

     The Notes will bear interest at the rate of 5.65% per annum from September 18, 1998, payable semi-annually on each March 15 and September 15. Interest will be paid to the persons in whose names the Notes are registered at the close of business on the March 1 or September 1 preceding the payment date.

     The Notes will be issued in book-entry form, as a single Note registered in the name of the nominee of The Depository Trust Company, which will act as Depositary, or in the name of the Depositary. Beneficial interests in book-entry Notes will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its participants. Except as described in the accompanying Prospectus under "Book-Entry Securities", owners of beneficial interests in a global Note will not be considered the Holders thereof and will not be entitled to receive physical delivery of Notes in definitive form.

     The Notes will not be redeemable prior to maturity and will not be subject to any sinking fund.


                               RECENT DEVELOPMENTS

     On September 14, 1998, the Company consummated the exercise of its option to purchase an additional 13.25% ownership in the operating subsidiary of Grupo Modelo, S.A. de C.V. ("Grupo Modelo"), for approximately US$556 million from certain shareholders of Grupo Modelo. Following this investment, the Company holds, directly and indirectly, 50.2% of Grupo Modelo and its subsidiaries, and the Company's total investment is approximately US$1.6 billion. The prior controlling shareholders will continue to have management control of Grupo Modelo and its subsidiaries.

     Grupo Modelo is Mexico's number one brewer and the leading exporter of beer in Mexico. Its best known brand, Corona, is the leading imported beer in the United States.

                                  UNDERWRITING

     The names of the Underwriters of the Notes, and the principal amount thereof which each has severally agreed to purchase from the Company, subject to the terms and conditions specified in the Underwriting Agreement dated December 11, 1997 and the related Terms Agreement dated September 15, 1998, are as follows:

                                                             Principal Amount
Underwriters                                                     of Notes

J.P. Morgan Securities Inc..............................      $     60,000,000
Goldman, Sachs & Co.....................................            20,000,000
Warburg Dillon Read LLC  ...............................            20,000,000
                                                               ---------------
                                       Total............      $    100,000,000
                                                              ================

     J.P. Morgan Securities Inc. is the lead manager. Goldman, Sachs & Co. and Warburg Dillon Read LLC are co-managers.

     If any Notes are purchased by the Underwriters, all Notes will be so purchased. The Underwriting Agreement contains provisions whereby, if any Underwriter defaults in an obligation to purchase Notes and if the aggregate obligations of all Underwriters so defaulting do not exceed $10,000,000 principal amount of Notes, the remaining Underwriters, or some of them, must assume such obligations.

     The Notes are being initially offered severally by the Underwriters for sale directly to the public at the price set forth on the cover hereof under "Price to Public" and to certain dealers at such price less a concession not in excess of .40% of the principal amount. The respective Underwriters may allow, and such dealers may reallow, a concession not exceeding .25% of the principal amount on sales to certain other dealers. The offering of Notes is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offer without notice. The Underwriters reserve the right to reject any order for the purchase of Notes. After the initial public offering, the public offering price and other selling terms may be changed by the Underwriters.

     In connection with the offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the Underwriters may overallot the offering, creating a syndicate short position. In addition, the Underwriters may bid for, and purchase, Notes in the open market to cover syndicate shorts or to stabilize the price of the Notes. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the Notes in the offering, if the syndicate repurchases previously distributed Notes in syndicate covering transactions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Notes above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     Mr. Douglas A. Warner III, a director of the Company, is the President, Chief Executive Officer and Chairman of the Board of Directors of J.P. Morgan & Co. Incorporated, the parent corporation of J.P. Morgan Securities Inc. In the ordinary course of their respective businesses, J.P. Morgan Securities Inc. and certain of its affiliates have engaged, and expect in the future to engage, in investment banking or commercial banking transactions with the Company.








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